

Mail Stop 3561

May 24, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Ronald J. Radcliffe
Chief Financial Officer
Empire Resorts, Inc.
701 N. Green Valley Parkway
Suite 200
Henderson, Nevada 89074

Re: Empire Resorts, Inc.
       Form 10-K for the year ended December 31, 2005
       Filed: March 30, 2006
       Commission File Number: 001-12522

Dear Mr. Radcliffe:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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General

1. Refer to your response to our previous comment 1. Pursuant to our conversation clarifying the meaning of certain comments contained in our letter dated April 20, 2006, comments that do not expressly request an amendment may be complied with in future filings unless an amendment to your Form 10-K is deemed necessary, in which case all requested changes in disclosure should be incorporated into such amendment.

Note B – Impairment of Long Lived Assets, page 54

2. Refer to our previous comments 8 and 9. We note that you recognized $14.3 million of impairment on your deferred development costs during fiscal 2005, and that you had a balance remaining of $5.6 million in deferred development costs at December 31, 2005 per your balance sheet. Your responses to our previous comments 8 and 9 indicate that this balance is related to one project "for which the regulatory review process is well advanced." The additional disclosure proposed in comment 9 does not provide the type of transparency necessary given the significance of the impairment charges taken during 2005, the balance remaining at December 31, 2005, and the remaining commitment. As such, please revise your disclosure to present, for each period an income statement is presented, by tribe, a rollforward of the amounts included in deferred development costs in your balance sheet. This rollforward should be accompanied by disclosure indicating the specific use of the amounts funded, the remaining funding commitment to each tribe, and the status of and expected completion date of such development at the latest balance sheet date.

3. As a related matter, your response to our previous comment 8 indicates that you do not believe it is appropriate to apply "sophisticated quantitative techniques" to determine to determine whether impairment exists. It is unclear from this response how you perform the annual impairment test as required by SFAS 144. Supplementally clarify and revise your disclosure to include a detailed discussion of how such impairment test is performed. Given the significance of impairment charges taken, this disclosure should include things like project start dates, revenue assumptions, discount rates, probability of success, or other measures you feel are appropriate.

Note L – Stock Options and Warrants, page 69

4. We note from your response to our previous comment 11 that, on January 9, 2003 the options with an exercise price of $17.49 and three-year vesting were cancelled and replaced with options exercisable at $2.12 vesting immediately. It appears that these modifications that reduced the exercise price would be accounted for under variable accounting treatment as provided for in Question 11(a) – paragraphs 38-48 of FASB Interpretation 44 (FIN 44).   If you have applied variable accounting, please tell us the aggregate net impact (i.e. amount of compensation expense) recognized on these specific modified stock options granted to Messrs. Berman and Kaniewski in each of the last three fiscal years (2003-2005) and provide appropriate disclosure in the notes for this accounting treatment and financial statement impact, accordingly. Otherwise, if necessary, please amend the fiscal 2005 Form 10-K to revise the financial statements to account for these modified stock options issued as a replacement to the cancelled original stock options and granted at a reduced exercise price under variable accounting.   Please advise and revise, accordingly. If you believe that the accounting for the modified stock options should be accorded different treatment as stated above, please tell us the specific literature you relied upon and explain to us how you recorded the modification of such options. We may have further comment on your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief